One Logan Square | 130 North 18th Street

Philadelphia, PA 19103

Blankrome.com

October 10, 2025

VIA EDGAR

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Laura McKenzie

Re:	Anebulo Pharmaceuticals, Inc.
Schedule 13E-3/A
Filed September 15, 2025
File No. 005-92545

Revised Preliminary Proxy Statement
Filed September 15, 2025
File No. 001-40388

Dear Ms. McKenzie:

On behalf of our client, Anebulo Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 22, 2025 (the “Comment Letter”), relating to the above-referenced Schedule 13E-3/A (the “Schedule 13E/A”) and the above-referenced Revised Preliminary Proxy Statement (the “Revised Proxy Statement”). We are concurrently submitting via EDGAR a revised Schedule 13E-3 (the “Revised Schedule 13E-3”), which includes a revised draft of the proxy statement (“Second Revised Proxy Statement”) as an exhibit thereto, together with other additional and/or revised exhibits the Revised Schedule 13E-3.

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Second Revised Proxy Statement.

Revised Preliminary Proxy Statement on Schedule 14A filed September 15, 2025

General

1.	We note that your response to prior comment 1 in our letter dated August 14, 2025 indicates that Mr. English, 22NW Fund, LP, and Dr. Lawler signed support agreements wherein they “indicated that [they] will vote in favor of the Reverse Stock Split Proposal at the Special Meeting.” Please provide the disclosure required under Item 1005(e) of Regulation M-A and Item 5 of Schedule 13E-3 and file such agreements as exhibits pursuant to Item 1016(e) of Regulation M-A and Item 16 of Schedule 13E-3.

Response:

We have added the disclosure regarding the support agreements entered into by Dr. Lawler and 22 NW Fund, LP. required under Item 1005(e) of Regulation M-A and Item 5 of Schedule 13E-3 and filed the agreements as exhibits to the Revised Schedule 13E-3 pursuant to Item 1016(e) of Regulation M-A and Item 16 of Schedule 13E-3. In addition, we want to point out as indicated in our prior letter, that Mr. English did not execute a support agreement in his individual capacity, but rather as President of 22 NW Fund, LP. We also want to clarify that stockholders holding 91.7% of our outstanding shares on the record date have not all entered into written support or voting agreements with the Company agreeing to vote in favor of the Reverse Stock Split Proposal and the Adjournment Proposal. Rather, of the stockholders holding the power to vote approximately 91.7% of our outstanding shares that have indicated that they will vote in favor of the proposals at the Special Meeting, (i) only one stockholder holding the power to vote 6.1% of our outstanding shares has entered into a support agreement (as described more fully below) agreeing to vote in favor of the Reverse Stock Split and waiving certain contractual rights that would be violated by the Reverse Stock Split, (ii) stockholders holding the power to vote approximately 74.2% of our outstanding shares (including 22 NW Fund, LP and Dr. Lawler) have waived certain contractual rights that would be violated by the going private transaction and simply expressed their intention to vote in favor of the Reverse Stock Split but were not contractually bound to do so, and (iii) Mr. English, on behalf of himself and his affiliated entities that together own or control the power to vote approximately 11.3% of our outstanding shares (excluding the shares held by 22 NW Fund, LP) has simply expressed his intention to vote in favor of the Reverse Stock Split with respect to all shares for which he holds or shares voting power but was not contractually bound to do so.

2.	We note your response to prior comment 1 and are unable to agree that Mr. English, 22NW Fund, LP, and Dr. Lawler are not affiliates engaged in a Rule 13e-3 transaction. In addition to the factors noted in prior comment 1, we note your disclosure on page 23 indicating that the Special Committee was formed in response to interest expressed by certain Board members in a going private transaction and that, as indicated in your response, these affiliates signed support agreements in favor of the transaction. Please revise the Schedule 13E-3 to include Mr. English, 22NW Fund, LP, and Dr. Lawler as filing persons and provide all of the disclosure required for each as a filing person as a result of this comment.

Response:

We respectfully disagree with the conclusion that Mr. English, 22NW Fund, LP, and Dr. Lawler are engaged in the Rule 13e-3 transaction. As disclosed on page 7 of the Second Revised Proxy Statement “[t]he Board established the Special Committee, composed of independent directors, for the purpose of evaluating strategic alternatives, including a potential going private transaction. . . The Special Committee considered whether the Transaction, including the Reverse Stock Split, was in the best interests of our stockholders, including our unaffiliated stockholders. In that regard, the Special Committee considered the purposes of and certain alternatives to the Transaction” As stated on page 23 of the Second Revised Proxy Statement, the Board met to discuss various financing and cost-cutting measures, including a going private transaction. Several Board members expressed interest in exploring various strategic alternatives, one of such alternatives was a going private transaction. We have amended the language on page 23 of the Second Revised Proxy Statement to more clearly reflect that the Special Committee was formed in order to explore various strategic alternatives, including a going private transaction. In addition, the Special Committee was fully empowered to review, evaluate and recommend transactions to the Board. In fact, unless the Special Committee recommended engaging in a particular transaction, the Board could not consummate the transaction or any other transaction. Specifically, in forming the Special Committee the Board adopted resolutions which provided that the Board could “not take any action with respect to (i) financing off of a shelf, (ii) a potential merger with a private or public company looking to go public that could finance the current planned trials, or (iii) a going private transaction, unless such action was recommended by the Special Committee.” Despite their significant stockholdings and positions as board members, neither Mr. English, 22NW Fund, LP, nor Dr. Lawler had the authority to cause the Company to pursue any particular strategic transaction, including the Transaction, unless such action was recommended by the Special Committee.

We are aware that members of senior management of issuers going private are affiliates of that issuer and often deemed to be engaged in the transaction and required to be a filer. However, none of 22NW Fund, LP, Mr. English or Dr. Lawler are management of the Company. In addition, neither Mr. English, 22NW Fund, LP nor Dr. Lawler hold enough shares of voting stock of the Company on their own to approve the Transaction since none of them own in excess of 50% of the voting stock of the Company. In addition, a large portion of the securities held by 22NW Fund, LP are warrants and therefore do not have voting rights. None of Mr. English, 22NW Fund, LP, and Dr. Lawler are financing the Transaction. The Transaction expenses will be paid by the Company.

After recommending the Reverse Stock Split and the going private transaction, the Special Committee determined it was necessary to obtain the support and waiver of certain of the Company’s investors in light of contractual obligations that the Company had to such investors that would be violated if the Company consummated the Transaction. Therefore, the support agreements were sought and obtained from the three stockholders who participated in the Company’s December 2024 private placement transaction (the “December Investors”) and their respective affiliates. The December Investors included two unaffiliated stockholders (the “December Unaffiliated Investors”) who own 8.5% and 6.1% of the Company’s outstanding Common Stock and 22NW, all of whom had the same contractual rights which would have been violated if not waived. The December Unaffiliated Investors are not deemed to be affiliates of the Company as they do not control the Company and are not under common control with the Company. In requesting and obtaining the support agreements, 22NW Fund, LP was treated no differently than the December Unaffiliated Investors. As stated above, 22NW Fund, LP executed a support agreement waiving contractual rights that would be violated if the Company effected the going private transaction and indicated its support for the Reverse Stock Split but was not contractually obligated to vote in favor of the Reverse Stock Split and neither Mr. English nor Dr. Lawler are contractually obligated to vote in favor of the Reverse Stock Split.

Furthermore, based on the Company’s current number of record holders (unless there are a large number of kick-outs), we believe the Company could effect a going private transaction without effecting the Reverse Stock Split or requiring a vote of stockholders. If it were to choose to do so, then the stockholders who would receive payment for fractional shares resulting from the Reverse Stock Split will not receive any payment. However, in such event the Company would still require a waiver of the covenants discussed above from all three December Investors and not just 22NW Fund, LP, further supporting the fact that 22NW Fund, LP is no different than the other December Investors.

Based on the foregoing, we do not believe that Mr. English, 22NW Fund, LP, and Dr. Lawler are filing persons.

Background of the Transaction, page 21

3.	We note your response to prior comment 4 and the revised disclosure indicating that Houlihan Capital provided two fairness opinions, one dated July 11, 2025, reflecting a fixed stock split ratio, and another dated July 15, 2025, reflecting a stock split ratio range. Please ensure your disclosure separately summarizes both opinions and explains the changes between the July 11 opinion and the July 15 opinion, as required under Item 1015 of Regulation M-A and Item 9 of Schedule 13E-3, and file the July 11, 2025, opinion as required under Item 1016(c) of Regulation M-A and Item 16 of Schedule 13E-3.

Response:

We believe that the Revised Proxy Statement on page 21 did contain a summary of both opinions and explain the changes between the two opinions. Accordingly, we have not revised such disclosure. We have filed the July 11, 2025 opinion as an exhibit to the Revised Schedule 13E-3.

4.	We note your response to prior comment 5. Please also provide the disclosure required under Item 1015(a) of Regulation M-A and file as an exhibit the July 10, 2025, draft report and summarize any material changes or updates between the draft and final reports.

Response:

We have provided the disclosure required under Item 1015(a) of Regulation M-A in our previous filing and have filed the July 10, 2025 draft report as an exhibit to the Revised Schedule 13E-3.

Fairness of the Transaction, page 31

5.	Please revise what appears to be an errant partial sentence at the bottom of page 31.

Response:

We have revised the Second Revised Proxy Statement to remove the errant partial sentnce at the bottom of page 31.

6.	We note your response to prior comment 7 and reissue the comment. Item 1014 of Regulation M-A requires a determination of fairness of a transaction specifically to unaffiliated security holders. Particularly because, as indicated in your other responses, a majority of the Company’s outstanding shares are contractually obligated to be voted in favor of the Transaction, the stockholder vote does not appear to evidence procedural fairness to unaffiliated stockholders. Please revise to avoid the implication that the stockholder vote provides procedural fairness to unaffiliated stockholders.

Response:

As disclosed in the Second Revised Proxy Statement and as stated above, each of our directors, the December Investors and their respective affiliates, who together hold or share the power to vote approximately 91.7% of our outstanding shares on the record date have indicated that they will vote in favor of the Reverse Stock Split with respect to all shares for which they hold or share voting power. To clarify, stockholders holding 91.7% of our outstanding shares on the record date have not all entered into written support or voting agreements with the Company regarding voting in favor of the Reverse Stock Split Proposal and the Adjournment Proposal. Rather, of the stockholders holding the power to vote approximately 91.7% of our outstanding shares that have indicated that they will vote in favor of the proposals at the Special Meeting, (i) a stockholder holding the power to vote 6.1% of our outstanding shares has entered into a support agreement (as described more fully below) waiving certain contractual obligations that would be violated by the going private transaction and agreed to vote in favor of the Reverse Stock Split, (ii) stockholders holding the power to vote approximately 74.2% of our outstanding shares have waived certain contractual rights that would be violated by the going private transaction and simply expressed their intention to vote in favor of the Reverse Stock Split Proposal but are not contractually bound to do so, and (iii) stockholders (Mr. English and his affiliates other than 22NW Fund, LP) holding the power to vote approximately 11.3% of our outstanding shares have simply expressed their intention to vote in favor of the Reverse Stock Split but are not contractually bound to do so.

As stated above, after recommending the Reverse Stock Split and the going private transaction, the Special Committee determined it was necessary to obtain the support and waiver of the December Investors in light of contractual obligations that the Company had to such investors that would be violated if the Company consummated the Transaction. Therefore, prior to filing the proxy statement, the Company entered into Support Agreements with the December Investors, which included the two December Unaffiliated Investors who beneficially own 8.5% and 6.1% of the Company’s outstanding Common Stock and who own 7.4% and 6.1% of the voting common stock. The December Unaffiliated Investors are not deemed to be affiliates of the Company as they do not control the Company and are not under common control with the Company. There was a consensus of the Special Committee that if the December Unaffiliated Investors did not support the Transaction and provide the waivers that the Company would not proceed with the Transaction because it would be a breach of the Company’s Stock Purchase Agreements it entered into in December 2024. Pursuant to the support agreements, one of the December Investors ultimately agreed to vote in favor of the Reverse Stock Split Proposal and all December Investors provided waivers of certain contractual obligations of the Company. Such contractual obligations included covenants related to the Company remaining public and maintaining the effectiveness of a resale registration statement, covenants that clearly would be violated by the Company going private, unless waived.

The determination of procedural fairness is fact-intensive and the Delaware courts do not bifurcate the analysis but consider all aspects together to reach a conclusion as to fairness. In the case of Weinberger v UPO, Inc. the court stated “[i]n making a determination as to entire fairness of a transaction, the Court does not focus on one component over the other, but examines all aspects of the issue.” In determining fairness to unaffiliated stockholders, the Company’s primary procedural safeguard was the formation of a Special Committee that was fully empowered to negotiate the Transaction and approve or reject the Transaction. The Special Committee was actively engaged, as evidenced by the large number of meetings it held. The Special Committee was provided all information it requested to enable it to make an informed decision and had the right to hire any advisors it deemed necessary. The Special Committee retained Houlihan, an independent third party with no relationship to any Board member or management, to provide a fairness opinion. The decision not to obtain the vote of the majority of the minority in this case did not, in our view, materially impact procedural fairness as the Special Committee was able to act independently, was well-informed and negotiated effectively.

In the case In Re BCG Partners, Inc. Derivative Litigation, the Delaware Court of Chancery found that despite the decision not to seek a vote of the majority of the minority, a transaction was deemed to be fair to the minority stockholders, where there was a special committee of independent directors that was diligent and empowered. The Delaware Court of Chancery based its assessment on a review of the following factors: timing and initiation, structure, negotiations and approval. The deal was not timed to disadvantage the minority stockholders. At least a majority of the special committee members were independent for purposes of a fair dealing analysis. The special committee devoted substantial time to its work and retained an independent advisor to provide a fairness opinion. And, after months of due diligence, a transaction was approved and the Delaware Court of Chancery found that the special committee obtained a favorable structure and a fair price. These factors, among others, supported a legal conclusion that the transaction was entirely fair to the company and its minority stockholders. Similarly, with respect to the Company, the Transaction was not timed to benefit any affiliated directors, the Special Committee was comprised of independent directors who devoted substantial time to the matter and the the price determined for the fractional shares was well above the price paid by the December investors as well as the current stock price.

In addition, as stated above with respect to the Company, two of the stockholders that signed support agreements and indicated their interest in voting in favor of the Reverse Stock Split, are not deemed affiliates of the Company. These two stockholders are merely investors in the Company that will continue to be stockholders even if a reverse stock split is effected. Although the fairness opinion excludes the December Unaffiliated Investors from being minority stockholders, the Special Committee did not view the December Unaffiliated Investors that beneficially own 8.5% and 6.1% of the outstanding shares of stock of the Company as affiliated stockholders that should be excluded when looking at the fairness to unaffiliated stockholders. These two stockholders have provided indications of their assessment of fairness by signing the support agreements and waivers. If a vote were taken of the unaffiliated stockholders, the vote of these two stockholders in the aggregate would outnumber the rest of the votes held by the other unaffiliated stockholders. Therefore, although the Company is not seeking a vote of the majority of all of the unaffiliated stockholders, based upon the waivers and support agreements, the Company believes that since the December Unaffiliated Investors have waived the contractual obligations that would have been violated by the going private transaction and have indicated that they will vote in favor of the Transaction, the majority of the unaffiliated will have in essence approved the Transaction.

7.	We note your response to prior comment 9 and the added disclosure that the Special Committee and the Board did not view the fact that both the Company and the Special Committee relied on Blank Rome as a “lack of independent legal counsel.” While you may explain why you believe it did not negatively impact procedural fairness, please revise to remove the implication that the Board and the Special Committee had independent legal counsel while both were receiving advice from the same source.

Response:

We have revised the disclosure in the Second Revised Proxy Statement regarding procedural fairness to remove this implication by removing the following sentence “Therefore, neither the Special Committee nor the Board view there as being any lack of independent legal counsel” and replaced such language with the following language : “Therefore, neither the Special Committee nor the Board believe that the lack of independent legal counsel for the Special Committee negatively impacted procedural fairness of the Transaction.”

*****

If you have any questions or need additional information, please contact the undersigned at (215) 569-5732 or Leslie Marlow at (212) 885-5358.

Sincerely,

/s/ Melissa Palat Murawsky
Melissa Palat Murawsky

cc:	Richard Anthony Cunningham
Chief Executive Officer, Anebulo Pharmaceuticals, Inc.

Leslie Marlow, Esq.
Blank Rome LLP